White River Capital, Inc. 6051 El Tordo P.O. Box 9876 Rancho Santa Fe, CA 92067 www.WhiteRiverCap.com NYSE Amex: RVR

January 21, 2011
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Christian Windsor, Senior Attorney
100 F Street, N.E.
Washington, D.C.  20549-4561

Re:	White River Capital, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2009
Quarterly Report on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010
Filed March 15, 2010, May 11, 2010, August 6, 2010 and November 12, 2010
File No. 001-33257

Dear Mr. Windsor:

We have received your letter dated December 23, 2010, detailing your office’s review of the above-referenced filings.  On behalf of White River Capital, Inc. (“White River” or the “Company”), below are our responses to those comments.  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.  In addition, pursuant to telephone correspondence on December 30, 2010 between our outside counsel, David P. Hooper at Barnes & Thornburg LLP, and David Lin, Attorney-Advisor at the Securities and Exchange Commission (the “Commission”), Mr. Lin confirmed that, to the extent additional disclosure is necessary pursuant to the comments below, it would be acceptable for the Company to provide such additional disclosure in future filings.  Our responses below are provided in accordance with this confirmation from Mr. Lin.

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Form 10-K for the fiscal year ended December 31, 2009
Item 1.  Business
Geographic Concentration, page 5

1.           Please disclose separately the number of contracts acquired by Coastal Credit in each of the four regions in which it operates and their respective dollar volumes as of the last fiscal year’s end.

Christian Windsor
Securities and Exchange Commission
January 21, 2011

Response:  As requested, in future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2010, the Company will provide disclosure regarding the number of contracts acquired by Coastal Credit in the four regions in which it operates and their respective dollar volumes, substantially in accordance with the proposed disclosure set forth in Exhibit A.  The information set forth in Exhibit A is presented as of December 31, 2009.

Competition, page 7

2.           Please advise us, with a view towards revised disclosure, whether Coastal Credit is dependent upon its relationship with any one dealer, or a few major dealers, the loss of any one or more of which would have a material adverse effect on it.  Refer to Item 101 of Regulation S-K.

Response:  Coastal Credit currently is not dependent, and has not been dependent in the past, upon a single dealer or on a few major dealers, the loss of any one or more of which would have a material adverse effect on Coastal Credit.  Coastal Credit currently acquires no greater than 8% of its finance receivables from any one dealer.  As a result, we respectfully submit that no further disclosure is necessary at this time.  Should Coastal Credit in the future become dependent upon any one or more dealers, the loss of which would have a material adverse effect on Coastal Credit, the Company will provide appropriate disclosure in future filings in accordance with Item 101 of Regulation S-K.

Item 5.  Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Purchases of Equity Securities by White River and Affiliated Purchasers, page 18

3.           Provide by footnote to the table the information required by Instruction 2 to paragraphs (b)(3) and (b)(4) of Item 703, including the expiration date (if any) of the share repurchase program.

Response:  Your reference to Instruction 2 to paragraphs (b)(3) and (b)(4) of Regulation S-K Item 703 is noted.  In this regard, I refer you to the first two paragraphs under the heading “Purchase of Equity Securities by White River and Affiliated Purchasers” on page 18 of the Company’s Form 10-K for the year ended December 31, 2009.  These two paragraphs contain all of the information required by Instruction 2, including the date the repurchase program was announced, share amount approved, and other material details regarding the repurchase program.  The current repurchase program does not have a stated expiration date, no plan or program has expired during any period covered by the table disclosed in this section, and the Company has not determined to terminate any plan or program prior to its expiration.  The Company has provided the information required by Instruction 2 in the lead-in paragraphs to the table, rather

Christian Windsor
Securities and Exchange Commission
January 21, 2011

than in a footnote, because this provides more prominent disclosure which we believe is more helpful to the reader.  The Company would prefer to continue this disclosure practice.  Therefore, we respectfully submit that the Company already is in compliance with Instruction 2 to paragraphs (b)(3) and (b)(4) of Item 703.

Item 7.  Management’s Discussion and Analysis . . . . page 18

4.           On page 2 of your 10-K and in the Management’s Discussion portions of your 10-Q’s you indicate that a significant percentage of your loans are made to military personnel.  On page 8 you indicate that your loans to military personnel may be impacted by the Servicemembers’ Civil Relief Act.  Please provide us with details regarding the total amount of loans that have been subject to deferments, modifications, or interest rate reductions as a result of this statute and consider appropriate revisions to your Management’s Discussion in your next report on Form 10-K or 10-Q.

Response:  Of the 14,882 finance receivables held by Coastal Credit as of December 31, 2009, only eight of such accounts were impacted by the Servicemembers’ Civil Relief Act.  These accounts represent 0.05% of Coastal Credit’s finance receivables, which, we respectfully submit, is an immaterial amount.  To the extent a material number of additional accounts become subject to the Servicemembers’ Civil Relief Act, the Company will provide appropriate additional disclosure in future filings.

Item 10.  Directors, Executive Officers and Corporate Governance, pages 7-8 of Definitive Proxy Statement on Schedule 14A

5.           Please disclose the dates during which John M. Eggemeyer has served as the Founder and Chief Executive Officer of Castle Creek Capital LLC and Castle Creek Financial LLC.

Response:  John M. Eggemeyer has served as the Founder and Chief Executive Officer of Castle Creek Capital LLC and Castle Creek Financial LLC from 1995 until the present.  The Company will include this additional disclosure in future filings beginning with the December 31, 2010 Form 10-K, as requested.

6.           We note your disclosure that “Mr. Eggemeyer currently serves as a director of three other banking organizations, two of which he serves as Chairman of the Board, in addition to his service with White River . . . .”  However, the “Current Directors/Director Nominees” table does not disclose the name of the banking organization for which Mr. Eggemeyer currently serves as a director (but not as Chairman of the Board).  Please revise your future filings to include this disclosure.

Christian Windsor
Securities and Exchange Commission
January 21, 2011

Response:  In response to the Staff’s comment, I refer you to page 7 of the Company’s Definitive Proxy Statement on Schedule 14A for the 2010 Annual Meeting of Shareholders, under the heading “Current Directors/Director Nominees.”  In the description of Mr. Eggemeyer’s principal occupations during the past five years, the eighth bullet-point discloses that Mr. Eggemeyer was a director (but not Chairman of the Board) of TCF Financial Corporation from 1996 to 2006.  The two other banking organizations for which Mr. Eggemeyer serves as Chairman of the Board are PacWest Bancorp (disclosed in the fifth bullet-point of this section) and Guaranty Bancorp (disclosed in the sixth bullet-point).  Therefore, we respectfully submit that such directorships are already disclosed in the Company’s proxy statement and that no further disclosure is necessary in this regard.

Item 11.  Executive Compensation

Amended and Restated Employment Agreement of Martin J. Szumski, page 17 of Definitive Proxy Statement on Schedule 14A

7.           We note your disclosure that “[f]or each year during the term of the agreement, Mr. Szumski will be eligible to receive an annual performance bonus to be determined by the Chief Executive Officer of White River, subject to approval by the Compensation and Governance Committee of White River’s Board of Directors . . . .”  Please disclose how your Chief Executive Officer will determine the amount of any such bonus, or clarify that the amount of any bonus is discretionary.

Response:  The amount of Mr. Szumski’s annual performance bonus is determined in the discretion of the Company’s Chief Executive Officer, subject to approval by the Compensation and Governance Committee. The Company will include this additional clarification in future filings beginning with the Definitive Proxy Statement on Schedule 14A for the Company’s 2011 Annual Meeting of Shareholders, as requested.

Salary Arrangement with Mr. Eggemeyer, page 18 of Definitive Proxy Statement on Schedule 14A

8.           We note your disclosure that you have agreed to pay John M. Eggemeyer, your Chairman of the Board and Chief Executive Officer, an annual base salary of $175,000 pursuant to an unwritten arrangement.  Please disclose the material terms of such arrangement.  Refer to Item 402(o)(1) of Regulation S-K.  Please also file a written description of all significant terms of your undocumented agreement with Mr. Eggemeyer discussed in your March 12, 2010 report on Form 8-K.  Refer to Item 601(b)(10) of Regulation S-K.

Christian Windsor
Securities and Exchange Commission
January 21, 2011

Response:  Your reference to Item 402(o)(1) of Regulation S-K is noted.  In response to the Staff’s comment, the only term, material or otherwise, of the Company’s unwritten arrangement with Mr. Eggemeyer is the payment of an annual base salary of $175,000.  There is no written agreement or other instrument governing Mr. Eggemeyer’s arrangement, and the salary term is the only term of the arrangement, which was disclosed on page 18 of the Company’s Definitive Proxy Statement on Schedule 14A for the 2010 Annual Meeting of Shareholders and in the Company’s Form 8-K filed with the Commission on March 12, 2010.  Because Mr. Eggemeyer’s unwritten arrangement consists of only a salary term, which has been fully disclosed, we respectfully submit that no further disclosure is necessary in this regard under either Item 402(o)(1) or 601(b)(10) of Regulation S-K.

Item 13.  Certain Relationships and Related Person Transactions . . . . page 12 of Definitive Proxy Statement on Schedule 14A

Castle Creek Relationships

9.           We note your disclosure that “. . . on November 12, 2009, the Castle Creek Funds made in-kind distributions of an aggregate of 675 shares of common stock to Castle Creek, which in turn made an in-kind distribution of such shares to its members . . . .”  Please advise us whether such distributions were of shares of the common stock of White River Capital, Inc.

Response:  The November 12, 2009 distributions by the Castle Creek Funds and Castle Creek, LLC referenced in the Staff’s comment above were distributions of shares of White River common stock.  The Company will include additional clarification in this regard in future filings beginning with the Definitive Proxy Statement on Schedule 14A for the Company’s 2011 Annual Meeting of Shareholders.

Item 14.  Principal Accounting Fees and Services, page 23 of Definitive Proxy Statement on Schedule 14A

10.           In your future filings please provide a more detailed description of the services comprising the fees disclosed under “All Other Fees.”  Refer to Item 9(e)(4) of Schedule 14A.

Response:  In response to the Staff’s comment, to the extent the Company incurs fees in future periods for other professional services performed by its principal accountant which are subject to disclosure under the “All Other Fees” heading, the Company will provide a more detailed description of the nature of such services in future filings beginning with the Definitive Proxy Statement on Schedule 14A for the Company’s 2011 Annual Meeting of Shareholders, as requested.

Christian Windsor
Securities and Exchange Commission
January 21, 2011

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On behalf of the Company, I hereby acknowledge in connection with the responses contained in this letter that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our responses to your comments.  Should you have additional comments or questions, please contact me at (858) 756-8300, or our outside counsel, David P. Hooper, at (317) 231-7333.

Sincerely,

/s/ Martin J. Szumski

Martin J. Szumski
Chief Financial Officer and Senior Vice President

cc:	John M. Eggemeyer
Eric R. Moy, Esq.
David P. Hooper, Esq.

Exhibit A

Contracts acquired during the year ended December 31, 2009 by Coastal Credit in each of the four regions in which it operates are as follows ($ in thousands):

	# of Contracts	%	$	%
Region #1	2,516	43.4	29,598	48.6
Region #2	1,299	22.4	11,215	18.4
Region #3	1,130	19.5	10,858	17.8
Region #4	851	14.7	9,195	15.1
	5,796	100.0	60,866	100.0